50
6/28/02



02007871

KY
6/28/02

SECURI[illegible] .MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
JUN 25 2002
WASH, D.C. 154 SECTION

SEC FILE NUMBER
8- 52770

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 2/28/01 (MM/DD/YY) AND ENDING 4/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CB&H Investor Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 North Tryon St., St. 1800
(No. and Street)

Charlotte, NC. 28202
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard J. Brock, President (704) 940-2623
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliot & Warren, PLLC
(Name – *if individual, state last, first, middle name*)

1300 South Mint St., Ste. 300 Charlotte, NC. 28203
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 02 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

CB&H INVESTOR SERVICES, LLC

ANNUAL AUDIT REPORT

April 30, 2002

TABLE OF CONTENTS

CB&H INVESTOR SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

April 30, 2002

ASSETS

Cash - Allowable	$	22,892
Cash - Nonallowable		212
TOTAL ASSETS	$	23,104

LIABILITIES AND MEMBERS' EQUITY

Members' Equity	$	23,104
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	23,104

CB&H INVESTOR SERVICES, LLC

STATEMENT OF INCOME

For the Period February 28, 2001 through April 30, 2002

Trade Income Earned	$	30,211
Expenses		
Registration and Regulatory Fees		5,519
Other Expenses		277
		5,796
NET INCOME	$	24,415

CB&H INVESTOR SERVICES, LLC

STATEMENT OF CASH FLOWS

For the Period February 28, 2001 through April 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 24,415
NET CASH PROVIDED BY OPERATING ACTIVITIES	24,415
CASH FLOWS FROM FINANCING ACTIVITIES	
Member Distributions	(26,311)
Member Contributions	25,000
NET CASH USED IN FINANCING ACTIVITIES	(1,311)
CASH AT BEGINNING OF PERIOD	-
CASH AT END OF PERIOD	$ 23,104

CB&H INVESTOR SERVICES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Period February 28, 2001 through April 30, 2002

Beginning Balance, February 28, 2001	$	25,000
Plus Net Income, February 28, 2001 through April 30, 2002		24,415
		49,415
Less Member Distributions, February 28, 2001 through April 30, 2002		26,311
Ending Balance, April 30, 2002	$	23,104

CB&H INVESTOR SERVICES, LLC

COMPUTATION OF NET CAPITAL (Rule 15c3-1)

April 30, 2002

Total Members' Equity	$ 23,104
Less Nonallowable Asset - Cash	212
Net Capital	22,892
Minimum Dollar Net Capital Requirement	5,000
Excess Net Capital	$ 17,892
Excess Net Capital at 1000% (no indebtedness)	$ 22,892

CB&H INVESTOR SERVICES, LLC

RULE 15c3-3 EXEMPTION

April 30, 2002

CB&H Investor Services, LLC, is exempt from Rule 15c3-3 due to limited business (sale of mutual funds and/or variable annuities only). Therefore, a computation of reserve requirements and information relating to possession and control requirements is not applicable.

CB&H INVESTOR SERVICES, LLC

RULE 17a-5 (d)(4)

April 30, 2002

No material difference exists between the audited report and the most recent unaudited report filed with the NASD in regards to the computation of net capital under Rule 15c3-1.

OATH OR AFFIRMATION

I, Richard J. Bruck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CB+H Investor Services, LLC, as of April 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public My Commission expires: 4-28-04

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELLIOT & WARREN
Certified Public Accountants
Professional Limited Liability Company

INDEPENDENT AUDITOR'S REPORT

To the Members
CB&H Investor Services, LLC

We have audited the accompanying statement of financial condition of CB&H Investor Services, LLC as of April 30, 2002, and the related statements of income, changes in members' equity, and changes in financial condition for the period February 28, 2001 through April 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The supporting schedules on pages 6 – 8 are not a required part of the basic financial statements of CB&H Investor Services, LLC but are supplementary information required by the Securities and Exchange Commission. Our opinion covers these schedules.

In our opinion, the financial statements and supporting schedules referred to above present fairly, in all material respects, the financial position of CB&H Investor Services, LLC as of April 30, 2002, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Elliot & Warren, PLLC

Elliot & Warren, PLLC
Charlotte, NC
June 10, 2002

1300 South Mint Street, Suite 300, Charlotte, North Carolina 28203 Phone: 704-333-8881 Fax: 704-333-2905 www.elliot-warren.com
Members: American Institute of Certified Public Accountants and NC Association of Certified Public Accountants